May 20, 2009
VIA EDGAR AND FACSIMILE (202) 772-9203
Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Hearst-Argyle Television, Inc.
Schedule 14D-9
Filed on May 4, 2009
File No. 005-45627
Dear Mr. Hindin:
          On behalf of Hearst-Argyle Television, Inc. (“Hearst-Argyle” or the “Company”) and the Special Committee of the Board of Directors of the Company (the “Special Committee” and, together with the Company, the “Respondents”), we hereby submit the following responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 14, 2009, in respect of the Company’s above-referenced Schedule 14D-9 (“Schedule 14D-9”). In connection with this response to the Staff’s comments, the Company is filing electronically with the Commission today Amendment No. 1 to the Schedule 14D-9 and a Transaction Statement on Schedule 13E-3.
          For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 14D-9.
1.	Note that only persons or entities that are both Schedule 13E-3 filers and bidders on the Schedule TO may file jointly. As such, it appears the Schedule TO filed on May 4, 2009 by the Hearst entities listed on the cover of the Schedule may not include Hearst Argyle as a filing person, and Hearst-Argyle should file its own separate Schedule 13E-3. The Schedule 13E-3 may incorporate by reference to information appearing in other SEC filings, including the Offer to Purchase and this Schedule 14D-9.
          In response to the Staff’s comment, the Company is removing itself as a filing person from the Schedule TO and is filing its own Transaction Statement on Schedule 13E-3.
2. Describe the alternatives considered by the Company. Refer to Item 1013(b) of Regulation M-A.
          In response to the Staff’s comment, the disclosure in Item 4 of the Schedule 14D-9 under the heading “Reasons for the Position – Supportive Factors” has been revised to describe in greater detail the alternatives considered by the Special Committee.

3.	Include a description of the effects of the Rule 13e-3 transaction on the Company, its affiliates and unaffiliated security holders, including the federal tax consequences. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to the Company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A. The benefits and detriments of the transaction must be quantified to the extent practicable.
          In response to the Staff’s comment, the disclosure in Item 8 of the Schedule 14D-9 has been revised to include a new section entitled “Certain Effects of the Offer and the Merger.”
4.	The filing discloses that the Special Committee, and not the board of directors, concluded that the Offer is fair to stockholders of the Company, other than Hearst and its affiliates. Note that Item 1014(a) of Regulation M-A requires that the Company provide a fairness determination as to unaffiliated security holders. Please revise to provide the disclosure required by Item 1014 of Regulation M-A or provide support, including legal analysis, as well as an opinion of qualified counsel, as to why the Special Committee has the authority to act on behalf of the Company in this regard.
          The Respondents respectfully submit that, as described in Item 3 of the Schedule 14D-9 under the section entitled “Special Committee,” due to Hearst’s majority interest in the Company’s Series A Shares, the Company’s Board of Directors recognized the potential for a conflict of interest between the Company and Hearst and appointed the Special Committee and delegated to such Committee the Board of Directors’ authority to review, evaluate and make recommendations to the stockholders of the Company (other than Hearst) with respect to the Offer. Pursuant to Article V of the Company’s bylaws, such authority was delegated by resolution of the Company’s Board of Directors adopted at a meeting held on March 26, 2009. The Respondents note that the Company did not enter into a merger or other similar agreement with respect to the transaction.
          The disclosure in Item 4 of the Schedule 14D-9 under the heading “Position of the Special Committee” has been revised to clarify that the determination of the Special Committee with respect to fairness of the Offer was made on behalf of the Company.
5.	We note your disclosure that the Special Committee determined that the Offer is fair to “the stockholders of the Company, other than Hearst and its affiliates.” Please revise here and throughout the filing to expressly disclose whether the Company reasonably believes that the Offer is substantively and procedurally fair to unaffiliated security holders.
          In response to the Staff’s comment, the disclosure in Item 4 of the Schedule 14D-9 under the headings “Position of the Special Committee” and “Background of the Offer” has been revised to clarify that the Special Committee determined the Offer is fair to the stockholders of the Company unaffiliated with Hearst. In addition, the disclosure in Item 4 of the Schedule 14D-9 under the heading “Reasons for the Position” has been revised to include a new subsection entitled “Process and Procedural Fairness.”
6.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the discussion on pages 13 through 15 does not appear to include a discussion on Item 1014(d) and (e) or clause (iv) of Instruction 2 to Item 1014. If the board did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

          In response to the Staff’s comment, the disclosure in Item 4 of the Schedule 14D-9 under the heading “Reasons for the Position” has been revised to include specific references to such factors.
7.	Note that if the board will base its fairness determination on the analysis of factors undertaken by others (e.g., the special committee or the financial advisor), the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please consider disclosing in this section whether the board of directors expressly adopted (i) the special committee’s discussion and analyses of the factors disclosed under the heading “Reasons for the Position” found on pages 13 through 15 and (ii) Morgan Stanley’s discussion found on pages 16 through 21. Note however, that to the extent the board did not adopt another person’s discussion and analysis or the Special Committee’s or Morgan Stanley’s analyses and discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.
          The Respondents respectfully submit that, as already discussed above in response to the Staff’s fourth comment, the Company’s Board of Directors delegated to the Special Committee the Board of Directors’ authority to review, evaluate and make recommendations to the stockholders of the Company (other than Hearst) with respect to the Offer. Thus, in making its determination as to fairness, and in making its recommendation, the Special Committee was acting on behalf of the Board of Directors and the Company. Due to the delegation of authority to the Special Committee, the Board of Directors of the Company did not deem it necessary to expressly adopt, nor did it expressly adopt, the analysis of the Special Committee or the Special Committee’s financial advisor. The Respondents respectfully assert that, in light of the foregoing, including disclosure as to whether the Board of Directors of the Company expressly adopted the analysis of the Special Committee or the Special Committee’s financial advisor would not be meaningful to stockholders of the Company and might be misleading.
8.	The disclosure in the last paragraph on page 13 indicates that the Morgan Stanley materials dated April 21, 2009 were updated as of May 3, 2009. However, we have not located any updates to the April 21, 2009 presentation materials filed as an exhibit to the Schedule TO/13E-3 filed by Hearst. Please revise or advise.
          The Respondents respectfully advise the Staff that the May 3, 2009 presentation materials were included as the last 12 pages of Exhibit (c)(ii) to the Schedule TO. Such materials are also being filed as part of Exhibit (c)(1) to the Company’s Transaction Statement on Schedule 13E-3.
9.	Briefly describe the material assumptions and limitations underlying the base case and sensitivity case projections described. Your revised disclosure should also explain the difference in assumptions that led to the two different sets of projections.
          In response to the Staff’s comment, the disclosure in Item 4 under the heading “Projections Prepared by Certain Members of Management of the Company” has been revised.
*            *            *
          At the Staff’s request and on behalf of the Company, this letter constitutes a written statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Respondents look forward to working with the Staff toward resolving any concerns that the Staff may continue to have after evaluating and taking into account the Respondents’ responses in this letter. To this end, the Respondents’ representatives are available to speak with the Staff, and the Staff should feel free to call Casey Cogut (212-455-2550) or Sean Rodgers (212-455-2772) of Simpson Thacher & Bartlett LLP, counsel to the Special Committee or Adam Emmerich (212-403-1234) or Benjamin Roth (212-403-1378) of Wachtell, Lipton, Rosen & Katz, counsel to the Company.
Very truly yours,
SIMPSON THACHER & BARTLETT LLP
WACHTELL, LIPTON, ROSEN & KATZ
cc:   Jonathan C. Mintzer, Esq., Hearst-Argyle Television, Inc.

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